ANNUAL MEETING OF COMMON SHAREHOLDERS
OF THE TORONTO-DOMINION BANK
THURSDAY, MARCH 29, 2007 - 9:30 A.M. EASTERN TIME
MONTRÉAL, QUÉBEC

VOTING RESULTS:
This report on the voting results of the 151st annual meeting of common shareholders of The Toronto-Dominion Bank is made in accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations. Full details of the matters for shareholder action can be viewed by accessing the Management Proxy Circular for the meeting at (http://www.td.com/investor/2007/proxy.pdf).

The Directors of the Bank recommended that Shareholders vote FOR matters 1-6 below:

1.	Election of Directors

Each of the seventeen (17) nominees listed in the Management Proxy Circular were elected as directors of The Toronto-Dominion Bank for the ensuing year or until their successors are elected or appointed.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
William E. Bennett	340,105,038	99.6%	1,429,921	0.4%
Hugh J. Bolton	337,550,797	98.8%	3,984,162	1.2%
John L. Bragg	340,219,717	99.6%	1,315,242	0.4%
W. Edmund Clark	340,344,882	99.7%	1,190,077	0.3%
Wendy K. Dobson	340,326,851	99.6%	1,208,108	0.4%
Darren Entwistle	339,687,242	99.5%	1,847,717	0.5%
Donna M. Hayes	340,236,532	99.6%	1,298,427	0.4%
Henry H. Ketcham	339,921,500	99.5%	1,613,459	0.5%
Pierre H. Lessard	339,817,805	99.5%	1,717,154	0.5%
Harold H. MacKay	340,267,925	99.6%	1,267,034	0.4%
Brian F. MacNeill	339,823,702	99.6%	1,711,257	0.5%
Irene R. Miller	340,250,841	99.6%	1,284,118	0.4%
Roger Phillips	340,279,491	99.6%	1,255,468	0.4%
Wilbur J. Prezzano	339,699,239	99.5%	1,835,720	0.5%
William J. Ryan	340,042,619	99.6%	1,492,340	0.4%
Helen K. Sinclair	339,975,618	99.5%	1,559,341	0.5%
John M. Thompson	339,986,977	99.5%	1,547,982	0.5%

2.        Appointment of Auditor

The auditor listed in the Management Proxy Circular was appointed as auditor of The Toronto-Dominion Bank for the ensuing year or until its successor is appointed:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
340,909,549	99.8%	600,900	0.2%

3.        First Amendment to By-Law No. 1 relating to the aggregate remuneration of directors.

Votes For	% Votes For	Votes Against	% Votes Against
302,001,762	92.3%	25,251,248	7.7%

4.        Second Amendment to By-Law No. 1 relating to the Bank’s indemnity provision.

Votes For	% Votes For	Votes Against	% Votes Against
325,118,360	99.3%	2,132,950	0.7%

5.        First Amendment to the Bank’s Stock Option Plans relating to the amendment procedure.

Votes For	% Votes For	Votes Against	% Votes Against
277,654,991	84.8%	49,601,411	15.2%

6.	Second Amendment to the Bank’s Stock Option Plans relating to the expiry date for options that expire during a blackout period.

Votes For	% Votes For	Votes Against	% Votes Against
301,824,551	92.2%	25,371,763	7.8%

The Directors of the Bank recommended that Shareholders vote AGAINST matters 7 - 14 below:

7.        Shareholder Proposal A - Tightening the definition of “independent” director

Votes For	% Votes For	Votes Against	% Votes Against
10,465,206	3.2%	316,773,928	96.8%

8.
Shareholder Proposal B - Resolved the shareholders request the Board of Directors to report to shareholders ( at reasonable cost and omitting proprietary details) by November 30, 2007 on the way the performance assessment process used to determine the remuneration packages granted to senior executives integrates sustainability criteria.

Votes For	% Votes For	Votes Against	% Votes Against
41,851,806	12.8%	285,394,717	87.2%

9.        Shareholder Proposal C - It is proposed that the names of the remuneration “experts”, their term of office, the amounts paid to them, the company they belong to, the evaluation grid they use, and, if applicable, any other form of compensation paid to them or to the company they are linked to, be disclosed to shareholders in the Bank’s annual report.

Votes For	% Votes For	Votes Against	% Votes Against
33,201,015	10.1%	294,041,774	89.9%

10.	Shareholder Proposal D - It is proposed that the remuneration of senior officers be relative to the average wages of employees, the costs of the Bank and its financial success.

Votes For	% Votes For	Votes Against	% Votes Against
10,690,662	3.3%	316,567,010	96.7%

11.       Shareholder Proposal E - It is proposed that the stock options allocated to senior officers be rigorously equated with the economic value added (EVA) of the Bank.

Votes For	% Votes For	Votes Against	% Votes Against
10,960,802	3.4%	316,158,622	96.6%

12.	Shareholder Proposal F - It is proposed that within a maximum of three years of the date of this proposal, a minimum of one third of the members of the Board of Directors of the Bank should be women.

Votes For	% Votes For	Votes Against	% Votes Against
15,851,662	4.8%	311,266,299	95.2%

13.	Shareholder Proposal G - It is proposed that the Bank include in its annual report a sufficient summary of the financial statements of its subsidiaries.

Votes For	% Votes For	Votes Against	% Votes Against
7,257,540	2.2%	319,861,540	97.8%

14.
Shareholder Proposal H - Considering the serious concerns expressed by numerous observers and regulators on the impact of hedge funds on the stability of the financial system, it is proposed that the Bank make public the information on its participation, direct of indirect, in this type of activity.

Votes For	% Votes For	Votes Against	% Votes Against
31,188,086	9.5%	295,934,876	90.5%

Anyone wishing additional information on the vote results may contact Shareholder Relations at (416) 944-6367 or toll-free at (866) 756-8936 or by Email at tdshinfo@td.com.